EXHIBIT 14.2

Corporate
Code of
Business Conduct
and Ethics

The Aristotle Corporation

and its subsidiaries and affiliates

A MESSAGE FROM OUR PRESIDENT AND CHIEF OPERATING OFFICER

To Our Officers, Directors and Employees:

One reason for The Aristotle Corporation's (including its subsidiaries and affiliates) (collectively, the "Company") success is our reputation for honesty and integrity. Maintaining our reputation is of paramount importance and should guide every action we take.

Accordingly, we have established this Corporate Code of Business Conduct and Ethics (the "Corporate Code") to help us conduct business in a manner consistent with our high ethical values.

These guidelines provide us with a brief description of our obligations, and offer guidance concerning how we conduct our business. The Corporate Code is not intended to cover every law or question that may arise. It is a top priority to adhere to the highest standards of ethical conduct in order to preserve and develop our position as a leading manufacturer and global distributor of educational, health, medical technology and agricultural products.

Steven B. Lapin
President and Chief Operating Officer

GUIDING PRINCIPLE: FOLLOW THE LAW AND AVOID THE APPEARANCE OF IMPROPRIETY

The Company and all of its personnel are to act in accordance with all applicable laws and regulations, and are to maintain the highest standards of ethical conduct in our business relationships. Unlawful, improper or unethical conduct, or the appearance of impropriety by any employee, is unacceptable and may be grounds for termination. Furthermore, unlawful conduct may result in criminal charges.

If you are aware of a potential violation, you have a duty to report it to the Company, and may do so anonymously. Refer to "Reporting Possible Violations," below, for further guidance on satisfying your reporting obligations.

1.   Deal Fairly with All Our Constituents

We must endeavor to deal fairly with all of our customers, suppliers, competitors and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation of material facts or any other unfair practice.

2.   Ensure That Books and Records and Public Statements And Filings Are Complete, Fair, Timely And Accurate

All books and records shall be maintained in such a way as to fully and accurately reflect all acounting issues. Every public filing, press release statement and communication by the Company must fully, clearly and accurately convey information concerning the Company and comply with the Company's policy on Disclosure Controls.

3.   Avoid Anti-Competitive Conduct

The law promotes fair and open competition and prohibits agreements and practices that restrain competition. Illegal anti-competitive behavior includes fixing prices with competitors and reaching agreements with competitors about the contracts and projects for which we compete. In addition, it is illegal to receive a competitor's confidential bid or proposal information, including prices, costs or profits, contract terms or conditions, market share, and decisions to bid or not bid.

Never attend meetings where competitors discuss competitive market information or otherwise share competitive information.

4.   Use Caution When Trading In Stock

Never buy or sell a company's stock or other securities while you are aware of material non-public information (inside information) about that company. Never suggest that anyone else trade in the securities of a company while you are aware of inside information about that company. Never provide inside information about the Company to anyone outside of the Company. These requirements are in addition to the more specific requirements of the Company's policy concerning trading in the Company's securities, a copy of which may be obtained from the General Counsel

5. Follow The Law When Engaging In Political Activity And Making Contributions

We are all free to engage in the political process, but must not do so on Company time or use Company resources to do so. Corporate funds, goods and services may not be used to advance the cause of any candidate for office unless expressly allowed by applicable law.

6. Do Not Offer Or Accept Bribes Or Gratuities

Bribery and corruption undermine personal and corporate integrity, and are illegal. The offering of or acceptance of any payment, gift or favor involving anything of value to influence or reward a decision by or for the Company is strictly prohibited. Any such payment to foreign political parties, officials or candidates for the purpose of influencing an official action is a crime.

Offering or receiving excessive business entertainment may violate this policy. If commercial contacts or government agencies have policies or laws relating to entertaining, gifts or other business courtesies, they must be respected.

7. Avoid Conflicts Of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any material way with the interests of the Company. Conflicts of interest should be avoided and potential conflicts brought to the attention of the General Counsel. When acting within the scope of your employment, you may not purchase from or use the services of an entity owned or controlled by a family member, other than in connection with an arm's length transaction. A prohibited conflict of interest also arises when you or a member of your family receives an improper personal benefit as a result of your position with the Company. Finally, you may not (i) take for yourself personally opportunities that are discovered through the use of Company property, information or position; (ii) use Company property, information or position for personal gain; or (iii) compete with the Company. If you know of a conflict or possible conflict, promptly disclose the situation in a written report to your supervisor. If you have a question, contact the General Counsel. Officers and directors should report their concerns to the Audit Committee.

8. Protect Confidential Information

The confidential and proprietary information of the Company and its business contacts is extremely valuable. These items include trademark, copyright, licensing, creative development and other forms of agreements, proposals, work plans, monthly reports, financial and salary information, marketing plans, client lists, internal Company memoranda and employee lists. You must not use any such information for your own benefit or provide it in any manner to anyone outside the Company who is not authorized to receive it. This information is to be protected regardless of whether it is written (including in e-mail or electronic form) or oral.

Businesses that we deal with expect that the Company will maintain the privacy of their business information. Unauthorized dissemination of information about a commercial contact may be a breach of contract and can result in criminal charges.

The following guidelines will assist you in complying with the above policy:

- Do not discuss the affairs of one commercial contact with another or with any other third party unless you are specifically authorized in writing to do so.

- Do not disclose a contact's confidential information to its employees who are not authorized to receive it.

- Do not discuss the confidential affairs of commercial contacts, or of the Company, in public places or at social gatherings where conversations may be overheard.

- If anyone, including another company, an individual, or the news media makes an inquiry about services that have been performed by you or the Company, refer the inquiry to your manager or a Company officer.

- If you receive legal process (e.g., summons, subpoena) compelling disclosure of confidential information, notify your manager and the General Counsel.

9.   Use Company And Customer Assets Properly

The Company's equipment, supplies and assets are for use only on Company business.

Unauthorized duplication of copyrighted computer software violates the law. You must neither engage in nor tolerate the making or using of unauthorized software copies and must comply with all license and purchase terms regulating the use of any software. The Company will provide all software needed to meet legitimate needs.

10.   Create And Retain Company Records In Accordance With Company Policy

Accurate and complete records are an important part of the operation of the Company. Records should be retained in accordance with our document retention policy, a copy of which is available from the General Counsel. Generally, all records should be retained for seven years. Occasionally, legal requirements may dictate a different period, as reflected in the policy. You should consult your manager or the General Counsel with questions.

11.   Create A Positive Work Environment

The Company's most valuable asset is the talented team of individuals that make up its workforce. The Company strives to ensure a positive work environment that will allow each employee to develop to his or her full potential. We all must abide by federal, state and local employment laws, as well as the Company's human resources guidelines, to protect this positive and respectful work environment.

The Company will not tolerate: (1) discrimination, (2) harassment or (3) retaliation against individuals who oppose discrimination, harassment or other illegal or unethical conduct. We all must comply with Company policies in this area as they are amended from time to time. Failure to follow the law and Company guidelines may result in discipline, including discharge, and in certain circumstances may expose you to civil liability and criminal prosecution.

12.   Respond Properly To Governmental Inquiries

Businesses face ever-increasing involvement in their operations by federal, state and local government regulators, investigators, auditors and law enforcement officials. We are committed to properly responding to inquiries by governmental officials, and ensuring that those knowledgeable about the particular topic of inquiry respond.   Therefore, all governmental inquiries, whether in person, by phone, email or written correspondence should be referred to the General Counsel, who will be responsible for coordinating a response.

REPORTING POSSIBLE VIOLATIONS

Promptly report any concerns about possible violations of the Corporate Code to the General Counsel. Reports may be anonymous, though we encourage employees to include as much information as possible so that we can conduct an appropriate and effective investigation. No retaliation will be taken against anyone for reporting or supplying information about a policy concern, unless the Board of Directors, upon the advice of management, determines that any such report or information was made or supplied in bad faith. You should also cooperate with any investigation into concerns covered by the Corporate Code.

Managers play an important role in the reporting process and must create an environment in which employees are encouraged to raise concerns related to the Corporate Code. Managers should ensure that all reports are handled expeditiously and discreetly and are referred immediately to the General Counsel.

Officers and directors should report possible violations to the Audit Committee.

A violation of the Corporate Code can result in disciplinary action against the employee involved in the violation and could lead to discharge. The Company may also be obligated to bring known violations of the law to the attention of appropriate enforcement authorities.

Retaliation against an employee who, in good faith, reports violations of the Corporate Code or other misconduct may be a crime.

ADMINISTRATION

No code, including this one, can cover all situations. Similarly, exceptional circumstances may occur which do not fit neatly within the guidelines of the Corporate Code or where strict application of the Corporate Code may not produce a fair result. Overall administration of the Corporate Code including its interpretation, amendment and, where appropriate, waiver is under the authority of the Audit Committee of the Company's Board of Directors. Any waiver of the Corporate Code for executive officers or directors of the Company may only be made by the Board of Directors and must be promptly disclosed to the Company's stockholders.